Exhibit 99

IMMEDIATE	23 April 2003

Royal & SunAlliance re Completion of Disposal

Royal & SunAlliance confirm that the disposal of their Healthcare & Assistance business, announced on 4 April has now completed. The transaction completed on originally announced terms.

–ENDS–